Mail Stop 4561

January 22, 2009

Mr. Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, IL  60532

       **Re:**    **SXC Health Solutions Corp.**
               **Form 10-K for the Fiscal Year ended December 31, 2007**
               **Filed March 17, 2008**
               **File No. 000-52073**

Dear Mr. Park:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                   Sincerely,

                   Stephen Krikorian
                   Accounting Branch Chief